Mail Stop 4561
via fax (503) 615-1115

October 5, 2007

Scott C. Grout
Chief Executive Officer and President
Radisys Corporation
5445 N.E. Dawson Creek Drive
Hillsboro, OR 97124

> **Re:** **Radisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 21, 2006**
> **Filed on March 2, 2007**
> **Forms 8-K Dated February 7, 2007 and April 26, 2007**
> **File No. 000-15175**

Dear Mr. Grout:

We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief